THE RANDOM TEA ROOM AND CURIOSITY SHOP

Transaction Report

January - December 2024

DATE	TRANSACTION TYPE	NUM	ADJ	NAME	MEMO/DESCRIPTION	ACCOUNT	SPLIT	AMOUNT	BALANCE
Equipment									
Water Filtration									
07/10/2024	Expense		No	Enagic USA	ENAGIC USA GOC DEBIT CARD MERCHANT PURCHASE TERMINAL 475542 ENAGIC USA GOC 310 54277 CA XXXXXX XXXXXX5333 TRAN D ATE 07-09-24	Equipment:Water Filtration	WSFS - 1077 - Operating	5,947.56	5,947.56
Total for Water Filtration								**$5,947.56**	
Total for Equipment								**$5,947.56**	
TOTAL								**$5,947.56**	